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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)*

                          NORTH AMERICAN SCIENTIFIC, INC.
                                  (Name of Issuer)

                                   Common Stock
                           (Title of Class of Securities)

                                     65715D100
                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 4 pages


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                                     SCHEDULE 13G


         CUSIP NO.      65715D100                PAGE  2  OF  4  PAGES
                       -------------                  ---    ---

_____________________________________________________________________________

  1    NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Irwin J. Gruverman
_____________________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                  (b) /X/

_____________________________________________________________________________

  3    SEC USE ONLY

_____________________________________________________________________________

  4    CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.
_____________________________________________________________________________

                   5   SOLE VOTING POWER

                        296,500*
                   __________________________________________________________

                   6   SHARED VOTING POWER

                        0
   NUMBER OF       __________________________________________________________
    SHARES
 BENEFICIALLY      7   SOLE DISPOSITIVE POWER
   OWNED BY
     EACH               296,500*
   REPORTING       __________________________________________________________
    PERSON
     WITH          8   SHARED DISPOSITIVE POWER

                        0
_____________________________________________________________________________

 9                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                       REPORTING PERSON

                        296,500*
_____________________________________________________________________________

 10                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES*     /X/
_____________________________________________________________________________

 11                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        6.98%
_____________________________________________________________________________

 12                    TYPE OF REPORTING PERSON*

                        IN
_____________________________________________________________________________

* Includes 19,000 shares held in a fund of which the reporting person is the sole general partner, 50,000 shares subject to outstanding options which are currently exercisable and 5,000 shares subject to outstanding options which are exercisable March 28, 1998. Excludes 20,000 shares owned by reporting person's spouse, as to which reporting person disclaims beneficial ownership.


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ITEM 1 (a)     Name of Issuer: North American Scientific, Inc.

ITEM 1 (b)     Address of Issuer's Principal Executive Offices:

                              7435 Greenbush Avenue,
                              North Hollywood, CA 91605

ITEM 2 (a)     Name of Person Filing:   Irwin J. Gruverman

ITEM 2 (b)     Address of Principal Business Office:

                              30 Ossipee Road
                              Newton, MA 02464

ITEM 2 (c)     Citizenship:      United States

ITEM 2 (d)     Title of Class of Securities:

                              Common Stock, $0.01 par value

ITEM 2 (e)     CUSIP Number:  65715D100

ITEM 3         Not Applicable.

ITEM 4         Ownership:

               The following information is provided as of December 31, 1997:

               (a)  Amount Beneficially Owned: 296,500*

               (b)  Percent of Class: 6.98%

               (c)  Number of shares as to which such person has:
                    (i)    sole power to vote or to direct the vote: 296,500*
                    (ii)   shared power to vote or to direct the vote: 0
                    (iii) sole power to dispose or to direct the disposition of: 296,500*
                    (iv) shared power to dispose or to direct the disposition of: 0


* Includes 19,000 shares held in a fund of which the reporting person is the sole general partner, 50,000 shares subject to outstanding options which are immediately exercisable and 5,000 shares subject to outstanding options which are exercisable March 28, 1998. Excludes 20,000 shares owned by reporting person's spouse, as to which reporting person disclaims beneficial ownership.

                                   Page 3 of 4 pages

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ITEM 5         Ownership of Five Percent or Less of a Class:

                       Not Applicable

ITEM 6         Ownership of More than Five Percent on Behalf of Another Person:

                       Not Applicable

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

                       Not Applicable.

ITEM 8         Identification and Classification of Members of the Group:

                       Not Applicable.

ITEM 9         Notice of Dissolution of Group:

                       Not Applicable.

ITEM 10        Certification:

                       Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 2,  1998


Signature: /s/ Irwin J. Gruverman
          -------------------------------
Name/Title: Irwin J. Gruverman


                                   Page 4 of 4 pages